A N N U A L R E P O R T 2023

WE ARE STEADFASTLY COMMITTED TO BANKING THAT UPLIFTS COMMUNITIES AND BUILDS WEALTH THROUGHOUT THE SOUTHEAST.

When we first opened our doors in 1906, banking was rooted in relationships and focused on building wealth for families, businesses, and communities. It was local and it strengthened local economies. In the decades since, many banks have shifted away from this approach. At FirstBank, we have always prioritized the value of long-lasting relationships and remained a trusted resource for those we serve. As we have grown from one small community branch in West Tennessee to 81 full-service locations across a 4-state region, community-style banking has remained our core strength. By pairing over a century of banking knowledge with future-forward investments in talent, technology, and banking innovations, our customers Get More when they bank with us. We adapt our approach to meet the unique needs of each local market, whether they are in small towns or large metro areas, giving communities the opportunity to grow their own way. From our flagship branch in Scotts Hill, which is still open today, to the FirstBank name now soaring in the skylines of Knoxville, Memphis, Birmingham, and Nashville, we are steadfastly committed to banking that uplifts communities and builds wealth throughout the Southeast. NASHVILLE, TN

4 5 68 4 COMMUNITY BANKING IS OUR LEGACY AND OUR FUTURE. IT IS BANKING BUILT ON LONG-LASTING RELATIONSHIPS. COOKEVILLE, TN POWELL, TN TWO NEW BRANCHES OPENED IN 2023 FULL-SERVICE LOCATIONS AS OF 12/31/2023

NAVIGATING CHALLENGES AND UPHOLDING OUR VALUES: To our Shareholders, Customers and Associates, Looking back at the year 2023, we are grateful for our 118-year legacy of community banking and the strong relationships we have built with each of you, our valued stakeholders. The 2023 banking year was tumultuous. The challenging interest rate environment, the collapse of three U.S. banks, and record outflows from smaller banks shook the very foundations of our sector and marked the most severe financial turmoil in the United States since the 2007-2009 global financial crisis. While others may have faltered, FB Financial stood strong, guided by the unwavering principles that define us. As we discussed in last year’s letter, the “FirstBank Way” is about relationships and cementing the “why” and “how” of our community banking model. Our focus on liquidity, credit, and capital, along with the “FirstBank Way”, created calm during the storms of the 2023 banking crisis. We came out of the year with deeper relationships, stronger capital, and better liquidity than when we entered. As we navigated the challenges of 2023, we needed to execute initiatives to solidify the core of our institution. We made tough decisions including an early retirement offering, a full return to office, further restructuring of the mortgage division, and branch rationalization to offset revenue headwinds. Despite the challenges, the company continued to build strength within our executive leadership team. We brought in experienced talent in Mark Hickman, our Chief Human Resources Officer; Jonathan Pennington, our Chief Accounting Officer; and Scott Tansil, our Chief Operations Officer, all industry veterans who have successfully navigated growing companies throughout their careers. We continued to invest in our Innovations department as we sought nontraditional growth and profitability avenues to pair with our core community banking business. The Innovations team provides us the ability to explore financial products and services that have increasingly become the targets of financial technology companies and levels the playing field with those firms, allowing us to partner or compete with them. Our gratitude extends not only to our legacy but also to our guiding vision and unwavering core values. Our Vision at FirstBank: Deliver Trusted Solutions to Our Customers: We pledge to continue providing reliable, innovative, and personalized financial solutions. Our customers can trust us to safeguard their interests, whether they’re saving for a home, expanding their business, or planning for retirement. Provide a Great Place to Work for Our Associates: Our success hinges on the dedication and passion of our associates. We commit to fostering an environment where they thrive, learn, and contribute meaningfully. Their well-being is integral to our collective prosperity. Invest in Our Communities: As a community bank, we recognize our responsibility to uplift the neighborhoods we serve. We will invest not only in financial resources but also in time, expertise, and compassion. Together, we build stronger, more resilient communities. Provide Superior Long-Term Returns for Our Shareholders: Your trust in us drives our ambition. We remain steadfast in our pursuit of sustainable growth, prudent risk management, and consistent returns. Our commitment extends beyond quarterly reports—we aim for enduring value.

Our Core Values at FirstBank: One Team, One Bank: At FB Financial, we don’t merely work together; we collaborate as one cohesive force. Our collective strength lies in our unity—a team that transcends individual roles and functions. Together, we weathered storms, adapted swiftly, and emerged stronger. Do the Right Thing: Integrity is our compass. When faced with tough decisions, we choose the path of honesty, transparency, and ethical conduct. Our commitment to doing right by our clients, shareholders, and communities remains unshakable. Commitment to Excellence: Mediocrity has no place here. We strive for excellence in every endeavor. Whether it’s serving our customers, managing risk, or innovating, we raise the bar relentlessly. Our pursuit of excellence fuels our growth and resilience. Exist for the Customer: Our “why” is clear—to serve our customers with unwavering dedication. Their success is our success. Through personalized solutions, attentive service, and a deep understanding of their needs, we remain steadfast in our customer-centric approach. Treat People With Respect: Respect is the cornerstone of our interactions. Whether it’s our colleagues, clients, or partners, we treat everyone with dignity. Our commitment to fostering an inclusive and respectful environment is non-negotiable. Enjoy Life: Amidst challenges, we find joy. We celebrate milestones, appreciate small victories, and cherish the camaraderie within our FB Financial family. Life isn’t just about numbers; it’s about shared experiences and moments that matter. Looking ahead, we are confident that FB Financial has built a foundation that we can scale to become the leading bank in the southeast. A relentless focus on service to our customers, associates, and communities will lead to their success, and in turn, create success for our shareholders. Our resolve remains unyielding, and we are committed to providing superior long-term returns for our shareholders. Thank you for your trust and partnership. Together, we forge ahead, guided by our values and with a shared vision of a bright future. Warm regards, William F. Carpenter III Chairman of the Board Christopher T. Holmes President and CEO

*See Annual Report on Form 10-K for the year ended December 31, 2023, for discussion and reconciliation of non-GAAP measure. ♦ Total revenue of $477.8 million ♦ Diluted earnings per common share of $2.57 ♦ Loans held for investment of $9.4 billion ♦ Net interest margin of 3.44% ♦ Total deposits of $10.5 billion ♦ Allowance for credit losses as a percentage of loans held for investment of 1.60% ♦ Strong capital base with tangible common equity to tangible assets of 9.7%* and well capitalized for all regulatory capital ratios ♦ Increased tangible book value per common share by 12.2% over 2022 to $25.69* 2023 FINANCIAL SNAPSHOT

Crowe LLP Independent Member Crowe Global REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Shareholders and the Board of Directors of FB Financial Corporation Nashville, Tennessee Opinions on the Financial Statements and Internal Control over Financial Reporting We have audited the accompanying consolidated balance sheets of FB Financial Corporation (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive (loss) income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO. Basis for Opinions The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report on Management’s Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. 80

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Critical Audit Matter The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Allowance for Credit Losses on Loans – Reasonable and Supportable Forecasts and Qualitative Adjustments As described in Note 1 – Basis of presentation and Note 3 – Loans and allowance for credit losses on loans HFI, the Company estimates expected credit losses for its financial assets carried at amortized cost utilizing the current expected credit loss (“CECL”) methodology. The allowance for credit losses (“ACL”) on loans held for investment on December 31, 2023 was $150.3 million. The provision for credit losses on loans held for investment for the year ended December 31, 2023 was $16.7 million. 81

The Company calculated an expected credit loss using a lifetime loss rate methodology. The Company utilizes probability-weighted forecasts that are developed by a third-party vendor, which consider multiple macroeconomic variables that are applicable to the type of loan. Each of the Company's loss rate models incorporate forward-looking macroeconomic projections throughout the reasonable and supportable forecast period and the subsequent historical reversion at the macroeconomic variable input level. The Company's loss rate models then estimate the lifetime loss rate for pools of loans by combining the calculated loss rate based on each variable within the model (including the macroeconomic variables). The lifetime loss rate for the pool is then multiplied by the loan balances to determine the expected credit losses on the pool. The Company then considers the need to qualitatively adjust its modeled quantitative expected credit loss estimate for information not already captured in the model loss estimation process. The audit procedures over the determination of forecast scenarios involved a high degree of auditor judgment and required significant audit effort, including the use of more experienced audit personnel and our valuation specialists due to its complexity. Additionally, the audit procedures over the qualitative adjustments utilized in management’s methodology involved challenging and subjective auditor judgment. Therefore, we identified the following as a critical audit matter: a) auditing the forecasted macroeconomic scenario and b) auditing the identification and application of qualitative adjustments to the ACL model. The primary audit procedures we performed to address this critical audit matter included the following: Tested the operating effectiveness of controls specific to: o Determining the reasonableness of the forecasted macroeconomic scenario used in the model, o The identification and application of qualitative adjustments to the ACL model, o The mathematical accuracy of the qualitative adjustments to the ACL model, o The relevance and reliability of data used by the Company’s third-party vendor to develop forecast scenarios. o The Company’s allowance committee’s oversight and review of the overall ACL. Evaluated management’s judgments in the selection and application of the forecasted macroeconomic scenarios. Used the work of specialists to assist in evaluating the relevance and reliability of data used by the Company’s third-party vendor to develop forecast scenarios. Evaluated management’s judgments in the identification and application of qualitative adjustments to the ACL model. Tested the completeness and accuracy of the data used in qualitative adjustments to the ACL model. Crowe LLP We have served as the Company's auditor since 2018. Franklin, Tennessee February 27, 2024 82

146 Signatures Pursuant to the requirements of the section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized. FB Financial Corporation /s/ Christopher T. Holmes February 27, 2024 Christopher T. Holmes President and Chief Executive Officer (Principal Executive Officer) POWER OF ATTORNEY KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Christopher T. Holmes and Michael M. Mettee and each of them, his or her true and lawful attorney(s)-in-fact and agent(s), with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this report and to file the same, with all exhibits and schedules thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney(s)-in-fact and agent(s) full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney(s)-in-fact and agent(s), or their substitute(s), may lawfully do or cause to be done by virtue hereof.

147 Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated. Signature Title Date /s/ Christopher T. Holmes Christopher T. Holmes Director, President and Chief Executive Officer February 27, 2024 (Principal Executive Officer) /s/ Michael M. Mettee Michael M. Mettee Chief Financial Officer February 27, 2024 (Principal Financial Officer) /s/ Jonathan Pennington Jonathan Pennington Chief Accounting Officer February 27, 2024 (Principal Accounting Officer) /s/ J. Jonathan Ayers J. Jonathan Ayers Director February 27, 2024 /s/ William F. Carpenter III William F. Carpenter III Chairman of the Board February 27, 2024 /s/ Agenia W. Clark Agenia W. Clark Director February 27, 2024 /s/ James W. Cross IV James W. Cross IV Director February 27, 2024 /s/ James L. Exum James L. Exum Director February 27, 2024 /s/ Orrin H. Ingram Orrin H. Ingram Director February 27, 2024 /s/ Raja J. Jubran Raja J. Jubran Director February 27, 2024 /s/ C. Wright Pinson C. Wright Pinson Director February 27, 2024 /s/ Emily J. Reynolds Emily J. Reynolds Director February 27, 2024 /s/ Melody J. Sullivan Melody J. Sullivan Director February 27, 2024

For full biographies for each Corporate Officer visit FirstBankOnline.com. CORPORATE OFFICERS Christopher Holmes President and Chief Executive Officer Wade Peery Chief Innovations Officer Beth Sims General Counsel Scott Tansil Chief Operations Officer Mark Hickman Chief Human Resources Officer Michael Mettee Chief Financial Officer Travis Edmondson Chief Banking Officer Aimee Hamilton Chief Risk Officer WelcomeSCOTT TANSIL, Chief Operations Officer Scott Tansil, Chief Operations Officer, joined FirstBank in January 2023 with responsibility for all bank operations including consumer/commercial loan operations, deposit operations, technology, data and automation and the mortgage division. With over 30 years of banking experience, Scott joined FirstBank after serving as the Head of Mortgage – Executive Vice President of Correspondent Lending and Capital Markets for Citizens Bank, a top 15 U.S. Bank. Prior to this, Scott served as the Chief Financial Officer and Chief Operating Officer of Franklin American Mortgage Company and was instrumental in its growth from a small mortgage lender to one of the largest in the country. His experience as the COO during that journey gives him valuable operating experience and insight that he now capitalizes on at FirstBank. Scott has called Nashville home since graduating from Belmont University, where he received his B.S. in Accounting. MARK HICKMAN, Chief Human Resources Officer Mark Hickman was named Chief Human Resources Officer for FirstBank in July 2023. Mark joined FirstBank from Wells Fargo where he served as the Head of Benefits & Enterprise Recognition. In that role, Mark was responsible for benefits, well-being and recognition programs that focused on enhancing the employee experience and improving team members’ well-being and engagement. Prior to Mark’s time at Wells Fargo, he was Vice President of Compensation at HCA Healthcare, Inc., one of the country’s largest healthcare organizations. Born and raised in Chattanooga, Tennessee, Mark attended Tennessee State University where he received both a Bachelor’s and Master of Business Administration degrees. In this role, Mark is responsible for the overall human resources strategy, design, implementation, administration, and compliance of the FirstBank human resources programs.

Welcome For full biographies for each Director visit FirstBankOnline.com. FB FINANCIAL CORPORATION BOARD OF DIRECTORS James L. Exum Agenia W. Clark, EdD R. Milton Johnson Melody J. Sullivan Raja J. Jubran J. Jonathan Ayers Emily J. Reynolds William F. Carpenter III Orrin H. Ingram C. Wright Pinson, MD Christopher T. Holmes James W. Cross IV MILTON JOHNSON JOINS THE BOARD OF DIRECTORS Milton Johnson was appointed to the FB Financial Corporation Board of Directors in March 2024. Mr. Johnson retired as chairman and chief executive officer of Nashville, Tennessee-based HCA Healthcare in December 2018. Johnson began his 36-year career at HCA Healthcare in 1982 after leaving Ernst & Young, where he practiced as a CPA. He advanced through HCA Healthcare, serving in various financial and senior management positions, including head of the Tax Department, senior vice president and controller, executive vice president and chief financial officer, and president. He assumed his duties as CEO in January 2014 and was named chairman in December of that same year. He was originally appointed to HCA Healthcare’s board of directors in 2009. During Mr. Johnson’s tenure, HCA Healthcare was a $39 billion integrated healthcare system that included approximately 169 hospitals, 116 freestanding surgery centers, and more than 35,000 affiliated physicians in 20 states and the United Kingdom, employing approximately 233,000 colleagues, about 35 percent of whom were registered nurses. The company saw steady advancement in its clinical agenda, and under Johnson’s leadership, 78 percent of HCA Healthcare’s hospitals that reported core measure performance data to The Joint Commission (TJC) for 2014 were included on TJC’s 2015 “Top Performers” list, as compared to less than one-third of similarly accredited hospitals that year. Coming from another highly regulated industry, we look forward to his guidance and contributions to FB Financial Corporation and FirstBank’s continued growth and success in the years to come. Gordon E. Inman Director Emeritus

Our focus is Responsible Innovations. We work closely with FinTechs and believe in the power of our partnerships. We work hard to find the right blend of technology to deliver best in class service while keeping people in the process. SETTING THE BAR FOR BANKING INNOVATION We are a bank people count on to bring their ideas to life. Throughout our history, FirstBank has been at the forefront of community banking and has established a reputation as a thought leader. Now, we are building upon that legacy and working to set the bar for banking innovation in the highly regulated financial services sector. FirstBank continues to explore and investigate new approaches, from peer-to-peer payment systems to technologies designed to deliver safe and secure alternative money movement solutions. Our commitment to innovation revolves around improving the speed, cost, and security of transacting so banking becomes more accessible, inclusive, and efficient. In 2023, we announced our partnership with Zippy Loans, Inc., a fintech company offering fully digital, fast, and seamless manufactured home loans. In today’s housing market, finding new paths to affordable homeownership is critical. Zippy works to bridge the gap for manufactured homeowners by offering more modern consumer lending solutions. This partnership makes buying a home possible for many new individuals and families and furthers FirstBank’s commitment to innovative community-minded banking solutions.

Since 1906, FirstBank has been bringing our customers and communities closer to their dreams by building a truly local brand of banking. The investment we are most proud of is giving our time, resources, and talents to improving life in our communities. Our mission is clear: HELPING PEOPLE BUILD A BETTER FUTURE.

FIRSTBANK GIVES MORE FirstBank Gives More In 2021, FirstBank defined Our Brand Promise to cement how we stand apart from our competitors, largely due to our commitment to Give More to our customers, who in turn Get More from banking with FirstBank. In 2022, we capitalized on our momentum by introducing a paid time off volunteer program, allowing and encouraging associates to Give More to their communities on company time. As a result of our concentrated volunteer efforts, FirstBank recorded more than 9,000 hours of volunteer activity with more than 500 nonprofit organizations across the southeast, nearly tripling our efforts from the previous year. FirstBank’s 1,591 associates meet the needs of our customers every day. We meet our neighbors where they are and work alongside them to build a better future. That is why the investment FirstBank is most proud of is giving our time, resources, and talents to improving lives throughout our communities. Our associates are neighbors, coaches, community leaders, and trusted partners who help individuals and families navigate life’s opportunities and challenges. Giving back where we live and work is the community bank difference. Last year alone, our dedicated associates logged 7,700 volunteer hours across 465 nonprofit organizations. Additionally, FirstBank gave over $1.7 million to local nonprofits and local schools. As a hometown bank for many, FirstBank understands the importance of homeownership and the foundation it provides families. In 2023, we allocated $25 million to future affordable housing initiatives and first- time home buyer programs and granted more than $312,000 to low and moderate borrowers through the Borrower Benefit downpayment assitance program. We continued our work with organizations like Habitat for Humanity and United Way, which provide pathways to a better tomorrow. We continue to expand our efforts in financial literacy and empowerment alongside organizations, like Junior Achievement and Operation Hope, that help build stable foundations for youth and families. Our investment in communities is our most valuable asset. It multiplies hope and creates exponential change throughout the Southeast.

GREAT PLACE TO WORK FirstBank was recognized as one of the Best Banks to Work For by American Banker and named a Top Workplace by The Tennessean for the ninth year in a row. RECOGNIZING THAT WE ARE MORE TOGETHER The FirstBank First For All diversity, equity and inclusion program continues to take shape as we take on more responsibility for the issues that matter. In 2023, we launched two new DEI Associate Communities developing the leadership, structure, and goals for these groups. The Black Professionals community group advocates for representation, social awareness, and supporting opportunities for Black and African American associates. The Women Professionals community group focuses on the development and mentorship of women at FirstBank and in the community. All FirstBank associate communities receive leadership from the 12-member FirstBank Diversity Council. We continue to take on more in the area of diversity with our focus on hiring qualified diverse associates. In 2023, we increased new hires from diverse groups by over 25% from 2022. COMMUNITY PARTNERSHIPS FirstBank has built its reputation by believing in the power and potential of community. We believe world-class excellence can have local ties. By investing in and mentoring the talent of tomorrow, we hope to strengthen the communities we serve for decades to come. In recent years, FirstBank has cultivated partnerships with local universities including Vanderbilt University, University of Tennessee Chattanooga, and, as of 2023, Carson-Newman University in Jefferson County, Tennessee. As the official bank of Carson-Newman University Athletics, we have broadened our community to welcome their 21 athletic teams and over 2,800 students. These investments provide students and alumni with the tools needed to reach their full potential. The future is bright for FirstBank. We are committed to a sustained growth that honors the lasting community relationships that have made our work meaningful for more than a century.

Stock Listing Shares of FB Financial Corporation common stock are traded under the symbol “FBK” on the New York Stock Exchange. Transfer Agent and Registrar Computershare Investor Services www-us.computershare.com/investor Auditors Crowe LLP Franklin, Tennessee Shareholder Inquiries and Availability of Form 10-K Report Shareholders and others seeking a copy of the Company’s public filings should visit our Investor Relations website at Investors.FirstBankOnline.com or contact: Investor Relations FB Financial Corporation 1221 Broadway, Suite 1300 Nashville, TN 37203 615-564-1212 Investors@FirstBankOnline.com Corporate Headquarters 1221 Broadway, Suite 1300 Nashville, TN 37203 615-313-0080 Investors.FirstBankOnline.com Annual Meeting of Shareholders The 2024 annual meeting of shareholders will be held on Thursday, May 23, 2024, at 1:00 p.m. Central Time at FirstBank located at 1221 Broadway, Suite 1300, Nashville, TN 37203. Additional information regarding the annual meeting can be found in our definitive proxy statement for the annual meeting which accompanies this Annual Report.